Contact

www.linkedin.com/in/franksegro (LinkedIn)

Top Skills

Public Speaking
Nonprofits
Editing

Frank Segro

Chief Operating Officer at Megara, Inc.
Stone Ridge

Experience

Megara Inc.

Chief Operating Officer & Co-Founder
November 2021 - Present (9 months)

Broadway & Beyond Theatricals

Director Of Business Operations
September 2021 - November 2021 (3 months)

Bethel Woods Center for the Arts.

8 years 7 months

Senior Director Of Operations
January 2019 - September 2021 (2 years 9 months)

Director Of Operations
June 2017 - January 2019 (1 year 8 months)

Operations Manager
April 2014 - June 2017 (3 years 3 months)

Assistant Box Office Manager
March 2013 - April 2014 (1 year 2 months)

Gerry Foundation

Environmental Co-Op Intern
May 2011 - September 2011 (5 months)

Education

Marylhurst University

Master of Business Administration (M.B.A.), Non-Profit/Public/Organizational Management · (2014 - 2015)

Green Mountain College

Bachelor of Arts (BA), Communications: Media Advocacy, Campaigns & Non-Profit Management · (2008 - 2012)

Green Mountain College
Bachelor of Arts (BA), Environmental Studies: Human Sciences, Law & Policy · (2008 - 2012)

Monticello High School